Banco Galicia {graphic omitted]

FOR IMMEDIATE RELEASE

Banco de Galicia y Buenos Aires S.A.
Phone (54-11) 6329-6430
Fax (54-11) 6329-6494
www.e-galicia.com

             BANCO DE GALICIA Y BUENOS AIRES S.A. REPORTS EARNINGS
                  FOR THE SECOND QUARTER OF FISCAL YEAR 2003,
                              ENDED JUNE 30, 2003

(Buenos Aires, Argentina, August 11, 2003) - Banco de Galicia y Buenos Aires S.A. (the "Bank", Buenos Aires Stock Exchange: GALI) announced its financial results for the second quarter of FY 2003, ended June 30, 2003.

>> In the second quarter of FY 2003 the Bank recorded a Ps.48.9 million loss. As a result, the loss for the first half of FY 2003 was Ps.89 million. The Bank's shareholders' equity as of June 30, 2003 amounted to Ps.1,463 million.

>> The Bank continued increasing its deposit market share in the new "free" deposit system. As of June 30, 2003, the Bank's estimated market share of such deposits reached 4.57% and 5.41%, when deposits of the private sector exclusively are considered.

>> As of the end of the quarter, the Bank's in Argentina liquid assets represented 70.2% of its transactional deposits in the country (compared with 63.2% as of March 31, 2003) and 25.6% of its total deposits (19.7% as of March 31, 2003) measured in the same manner.

>> Allowances for loan losses represented 100.3% of non-accrual loans at the end of the quarter.

>> Administrative expenses experienced a significant decrease, as a result of the costcutting and expense control measures implemented during FY 2002. The coverage of cash operating expenses(1) with income from services(2) reached 87.2%, and the breakeven spread(3) before credit risk amounted to only 0.76% per annum.

(1) Administrative expenses minus amortization, depreciation and restructuring charges, plus expenses from services.
(2) Income from services including income from FX brokerage and excluding financial fees.
(3) Administrative expenses minus net income from services(2) per unit of interest-earning assets.

                                                                   Banco Galicia

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2003

Net income for the quarter showed a Ps.48.9 million loss, compared with a Ps.40.1 million loss in the previous quarter.

                                                         In pesos
--------------------------------------------------------------------------------
Table I                                  FY 2003   FY 2002    six months ended:
                                         -------   -------   -------------------
Earnings per Share                        2nd Q     2nd Q    06/30/03   06/30/02
--------------------------------------------------------------------------------
Total Average Shares (in thousands)      468,662   468,662   468,662    468,662
Book Value per Share                       3.121    4.831      3.121      4.831
Earnings per Share(1)                    (0.104)  (0.252)    (0.190)    (1.762)
--------------------------------------------------------------------------------
(1) In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, earnings per share for the 2nd Q of FY 2002 was Ps.3.540 and Ps.(1.008) for the six-month period ended June 30, 2002.

INFORMATION DISCLOSURE

Beginning March 31, 2002, the line-by-line consolidation of the consolidated balance sheet of Banco Galicia Uruguay S.A. ("Galicia Uruguay") has been discontinued.

Between June 30, 2002, and September 30, 2002, the Bank's consolidated financial statements, shown in pages 15 and 16, include not only its foreign branches and Tarjetas Regionales S.A., but also the following companies: Galicia Valores S.A. Sociedad de Bolsa, Galicia Capital Markets S.A., Galicia Factoring y Leasing S.A., Agro Galicia S.A., Galicia y Buenos Aires Securities (UK) Ltd. and Tarjetas Regionales S.A.'s subsidiaries. Beginning the quarter ended December 31, 2002, Galicia y Buenos Aires Securities (UK) Ltd. was excluded, since that company was closed. On January 30, 2003, the New York Branch was closed.

Beginning with the quarter ended March 31, 2002, and until February 2003, the Bank's financial statements have been restated for inflation by using the Wholesale Price Index (IPIM) published by the National Bureau of Statistics and Census (INDEC), in accordance with Argentine Central Bank's Communique "A" 3702, Resolution No.240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No.415/02 from the National Securities Commission. In accordance with the provisions of Decree No.664/03, on April 8, 2003, the Argentine Central Bank established through its Communique "A"3921 that, beginning on March 1, 2003, such methodology was to be discontinued.

The amounts shown in tables and exhibits were restated in constant pesos until February 2003, by using the Wholesale Price Index (IPIM). The amounts for the quarters ended June 30, 2002, September 30, 2002, and December 31, 2002, were resta ted by using coefficients equal to 1.124, 0.994, and 1.0087, respectively.

In accordance with Argentine professional accounting rules, the restatement for inflation is still in force. However, given that the IPIM variation during the period April-June 2003 was a 2.61% decrease, the effect on the Bank's financial statements, as of June 30, 2003, of not having recognized such index variation has not been significant.

                                                                   Banco Galicia

2nd QUARTER OF FY 2003 RESULTS

The quarter's loss was, mainly, the consequence of a negative net financial income of Ps.50 million, given that administrative expenses for Ps.99.6 million and provisions for loan losses for Ps.53.8 million were offset by net income from services for Ps.50.1 million, income from equity investments for 21.7 million and net other income for Ps.82.7 million.

                                                    Percentages
--------------------------------------------------------------------------------
Table II                               FY 2003   FY 2002     Six months ended:
                                       -------   -------   ---------------------
Profitability and Efficiency            2nd Q     2nd Q    30/06/03     30/06/02
--------------------------------------------------------------------------------
Return on Average Assets(*)(1)          (0.94)    (2.26)     (0.84)       (6.24)
Return on Average Shareholders'
  Equity(*)(2)                         (13.24)   (18.57)    (12.20)      (56.90)
Financial Margin(*)(3)                  (1.05)     15.61     (3.62)        11.19
Net Income from Services as a %
  of Administrative Expenses(4)          50.30     15.63      48.38        36.68
--------------------------------------------------------------------------------
(*)  Annualized.
(1) In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the return on average assets for the 2nd Q of FY 2002 and for the six-month period ended June 30, 2002, was 23.75% and (3.90)%, respectively.
(2) In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the return on average shareholders' equity for the 2nd Q of FY 2002 and for the six-month period ended June 30, 2002, was 260.64% and (32.53)%, respectively.
(3) Financial Margin: Financial income minus financial expenses plus monetary loss from financial intermediation, divided by interest-earning assets. In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the financial margin for the 2nd Q of FY 2002 and for the six-month period ended June 30, 2002, was 38.50 % and 11.19 %, respectively.
(4)  Administrative expenses minus monetary gain from operating expenses.

Net financial income recorded a Ps.50 million loss, mainly as a consequence of the Ps.80.5 million loss from FX quotation differences and premiums (recorded under "Financial Expenses-Other"), that was mainly due to the revaluation of the Bank's net asset foreign currency position, given the decrease in the exchange rate during the period, from Ps.2.96 to Ps.2.81 per US dollar, and partially offset by Ps.16.4 of income from FX brokerage. The aforementioned loss was partially offset by a Ps.30.5 profit resulting from the net effect of gains from peso-denominated financial transactions (both in the adjustable and nonadjustable by CER segments) and losses from the foreign currency segment. The latter were due to the fact that, for this segment, the cost of interest-bearing liabilities exceeds the yield on interest-earning assets. It should be noted that most of the liabilities in this segment are currently under a restructuring process.

The Bank has adhered to the voluntary procedure established by Decree No.739/03, to restructure the repayment of the financial assistance granted by the Argentine Central Bank to financial institutions during the crisis. Therefore, beginning April 30, 2003, such assistance is adjusted by CER and accrues a 3.5% annual interest rate (up to the aforementioned date, these liabilities were included in the nonadjustable peso-denominated segment and accrued an interest rate equal to the Lebac's monthly average yield). With the aforementioned change, the mismatch of the CER-adjusted peso segment has been significantly reduced. (See "Main Regulatory Issues - Financial assistance from the Argentine Central Bank granted before April 1, 2003").

                                                                   Banco Galicia

                                             Average balances in millions of pesos. Yields and rates in annualized nominal %
Table III                                                        FY 2003                                                     FY 2002
Average Balances,                              2nd Q               1st Q               4th Q               3rd Q               2nd Q
  Yield and Rates(*)               Av. B.       Int.   Av. B.       Int.   Av. B.       Int.   Av. B.       Int.    Av. B.      Int.
--------------------------------- -------- ---------- -------- ---------- -------- ---------- -------- ---------- --------- --------
Interest-Earning Assets            19,026       6.42   19,928       5.96   21,331       9.07   22,354      21.14    24,871    34.12
  Government Securities             1,432       4.01    1,620       4.27    2,389       4.78    2,225      13.47     2,034    31.34
  Loans                            10,167      10.67   10,370       9.03   10,770      13.54   10,752      38.40    12,201    57.24
  Other                             7,427       1.06    7,938       2.30    8,172       4.44    9,377       3.16    10,636     8.12
--------------------------------- -------- ---------- -------- ---------- -------- ---------- -------- ---------- --------- --------
Interest-Bearing
 Liabilities                       16,856       6.41   17,264       9.53   18,040      10.50   18,526      24.26    20,220    36.17
  Demand Accounts                     367       3.52      335       5.23      135       6.06      107      36.40        80    20.09
  Savings Accounts                    411       0.71      350       0.95      330       1.16      360       1.12       626     0.83
  Time Deposits and Restructured
   Deposits                         3,277      10.21    3,346      11.18    3,932      13.81    4,184      31.03     4,752    45.14
  Debt Securities                   1,484       6.57    1,652       6.61    1,850      12.57    2,002    (25.68)     2,457     5.94
  Other                            11,317       5.59   11,581       9.85   11,793       9.38   11,873      30.88    12,305    40.65
--------------------------------- -------- ---------- -------- ---------- -------- ---------- -------- ---------- --------- --------

(*) Includes the adjustment by CER. Does not include the quotation differences and the monetary result from financial intermediation.

     Annual rates were calculated using a 360-day denominator.

Provisions for loan losses amounted to Ps.53.8 million. The allowance for loan losses as a percentage of the private-sector loan portfolio was 45.7%.

Net income from services amounted to Ps.50.1 million, 10.4% higher than the Ps.45.4 million recorded in the previous quarter. This favorable variation was generated by a higher volume of transactions, reflected in the increase of the different components of such income, combined with lower expenses from services.

                                                 In millions of pesos
--------------------------------------------------------------------------------
Table IV                                     FY 2003                     FY 2002
                                      --------------    ------------------------
Income from Services, Net             2nd Q    1st Q    4th Q    3rd Q     2nd Q
--------------------------------------------------------------------------------
Credit Cards                           20.5     20.0     21.0     25.6      29.1
Deposit Accounts                       16.5     15.8     15.1     18.1      22.0
Insurance                               5.6      5.2      5.2      5.9      8.0
Credit-Related Fees                     3.8      3.1      4.5     10.0      6.1
Foreign Trade                           3.0      3.2      3.5      5.1      3.3
Collections                             1.8      1.6      2.0      2.2      2.6
Utility-Bills Collection Services       1.6      1.5      1.5      1.4      1.7
Mutual Funds                            0.3      0.2      0.3      0.2      0.2
Other                                   7.8      6.9      6.5      4.2      8.7
  Total Income                         60.9     57.5     59.6     72.7     81.7
  Total Expenditures                   10.8     12.1     11.6     17.5     60.1
  Income from Services, Net            50.1     45.4     48.0     55.2     21.6
--------------------------------------------------------------------------------

Administrative expenses were Ps.99.6 million, only 1.8% higher than in the previous quarter. Personnel expenses amounted to Ps.41.6 million, showing a slight increase from the previous quarter as a consequence of an increase in meal tickets received by staff. The remaining administrative expenses remained practically unchanged from the previous quarter's level.

                                                                   Banco Galicia

Income from equity investments was Ps.21.7 million, mainly due to the Ps.34 million profit from the Bank's investment in the four regional credit card companies, offset by the losses from the Bank's interests in Galicia Capital Markets S.A. (Ps.4 million) and Tradecom S.A. (Ps.6.2 million).

Net other income amounted to Ps.82.7 million, mainly as a consequence of:
a) a Ps.63.1 million reversal of part of the reserve established to cover the negative shareholders' equity of foreign subsidiaries, mainly due to the gain generated by the revaluation of its short foreign currency position in the context of an appreciation of the peso.
b) a Ps.45 million reversal of allowances for loan losses, mainly due to the decrease of the exchange rate (reducing the amounts used to determine such allowances) and to a better performance of the loan portfolio.

These profits were partially offset by the Ps.24.4 million amortization of the receivable resulting from the reimbursement of deposits mandated by court orders ("amparos"). The procedure was established by the Argentine Central Bank through its Communique "A" 3916.

No income tax charge was recorded.

LEVEL OF ACTIVITY

As of June 30, 2003, total assets amounted to Ps.21,084 million while net loans amounted to Ps.9,252 million.

The total balance of the Compensatory and the Hedge Bonds amounted to Ps.6,479 million. The decrease from the previous quarter's level was due to the decline in the exchange rate.

Total gross loans amounted to Ps.10,477 million as of June 30, 2003, of which Ps.7,618 million were Secured Loans (See "Main Regulatory Issues - Loans to the Public Sector") and Ps.180 million were other provincial loans. The remaining Ps.2,679 million were loans to the private sector. The Bank's loan market share in the Argentine financial system was 11.78% as of the same date.

                                      In millions of pesos
--------------------------------------------------------------------------------
Table V                                          FY 2003                 FY 2002
                                      ------------------      ------------------
Loans by Type of Borrower              2nd Q       1st Q       4th Q       3rd Q
--------------------------------------------------------------------------------
Large Corporations                     1,036       1,017       1,165       1,130
Middle-Market Companies                1,031         918         776         833
Individuals                              604         782         901         893
Financial Sector                         181         241         134         113
Non-Financial Public Sector            7,618       7,539       7,633       7,729
Other                                      7           9         220         412
  Total Loans                         10,477      10,506      10,829      11,110
Allowances                             1,225       1,261       1,396       1,304
  Total Loans, Net                     9,252       9,245       9,433       9,806
--------------------------------------------------------------------------------

                                                                   Banco Galicia

                                                  In millions of pesos
--------------------------------------------------------------------------------
Table VI                                           FY 2003               FY 2002
                                         -----------------     -----------------
Loans by Economic Sector                  2nd Q      1st Q      4th Q      3rd Q
--------------------------------------------------------------------------------
Financial Sector                            181        241        134        113
Services                                  8,253      8,167      8,267      8,304
Agriculture & Livestock                     283        321        389        433
Consumer                                    604        782        901        893
Retail & Wholesale Trade                    226        226        217        241
Construction                                253        254        269        255
Manufacturing                               514        515        573        661
Other                                       163          -         79        210
  Total Loans                            10,477     10,506     10,829     11,110
Allowances                                1,225      1,261      1,396      1,304
  Total Loans, Net                        9,252      9,245      9,433      9,806
--------------------------------------------------------------------------------

When consolidating the loan portfolio of the regional credit card companies, total gross loans as of June 30, 2003, amounted to Ps.10,711 million.

As of June 30, 2003, the Bank's holdings of government securities totaled Ps.1,512 million while net forward purchases amounted to Ps.4 million. The decrease from the previous quarter's level is mainly attributable to the appreciation of the peso. Of the Bank's total holdings of government securities, Ps.827 million corresponded to Argentine Republic External Notes ("Letras Externas de la Republica Argentina"), Ps.570 million to the Compensatory and the Hedge Bonds received by the Bank, and Ps.94 million to the Fiscal Credit Certificate. (See "Main Regulatory Issues - Government Securities").

Table VII shows the Bank's total exposure to the Argentine financial and non-financial public sectors. The quarterly variations are mainly explained by the differential variation of the CER index and of the exchange rate used to adjust the value of the different public -sector assets.

                                                                   Banco Galicia

                                                             In millions of pesos
------------------------------------------------------------------------------------------------
Table VII                                               FY 2003                          FY 2002
                                              -----------------     ----------------------------
Exposure to the Argentine Public Sector(*)     2nd Q      1st Q      4th Q      3rd Q      2nd Q
------------------------------------------------------------------------------------------------
Government Securities' Net Position            1,515      1,625      1,798      4,219      1,932
  Trading and Investment Accounts                851        926        997      1,062      1,272
  Fiscal Credit Certificate                       94         99        106        102        103
  9% Bond Maturing 2002                            -          -          -        540        557
  Compensatory Bond                              570        600        695      2,515          -
Other Receivables Resulting from
  Financial Brokerage                          6,936      7,241      8,055      6,867     10,865
  Compensatory Bond                            2,363      2,485      2,839      2,695      4,383
  Hedge Bond                                   3,546      3,730      4,260      3,250      5,508
  Galtrust I                                     646        647        685        655        673
  "Special Funds - Former Almafuerte and
    Mendoza Banks"                               344        342        244        240        271
  Financial Trusts - Secured Loans                37         37         27         27         30
Loans                                          7,798      7,696      7,767      7,842      7,990
Miscellaneous Receivables                        172        171        126        124        140
  Secured Loans Granted as Guarantee of the
  FFAEFyS(1) Loan                                172        171        126        124        140
Total                                         16,421     16,733     17,746     19,052     20,927
------------------------------------------------------------------------------------------------

(*) Does not include the CER/CVS difference and Ps.497 million of receivables associated to the repayment of "amparos" (of which Ps.24.4 million were amortized during the quarter in accordance with Argentine Central Bank's Com."A"3916).
(1) The Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies.

Equity investments  amounted to Ps.115 million.

The caption "Bank Premises and Equipment, Miscellaneous and Intangible Assets" includes Ps.473 million of net receivables associated to the reimbursement of deposits mandated by court orders ("amparos").

The Bank's total deposits amounted to Ps.5,074 million, of which Ps.1,101 million corresponded to deposits of subsidiaries in the Cayman Branch. In addition, Ps.411 million corresponded to the principal of the restructured deposits that remained after the freeing of the "corralon" and Ps.79 million corresponded to restructured deposits of holders that have exercised the option to exchange them for bonds in the "Canje II", which swap has not been completed yet. (See "Main Regulatory Issues- Deposits")

The Bank's "free" deposits in Argentina (deposits in current and savings accounts and voluntary time deposits) increased by 38.3% in nominal terms during the quarter.

As of June 30, 2003, the Bank's deposit market share of the "free" deposit system was estimated at 4.57%, as compared with 4.36% at the close of the previous quarter and 3.83% a year before. Such ratio, measured by using only deposits of the private sector, reached 5.41%.

If restructured deposits are included, as of June 30, 2003, the Bank's total deposits in the Argentine market represented a 4.44% market share, against 4.36% at the close of the previous quarter.

                                                                   Banco Galicia

--------------------------------------------------------------------------------
Table VIII              06/30/03    03/31/03    12/31/02    09/30/02    06/30/02
Market Share(*)           (%)          (%)         (%)         (%)         (%)
--------------------------------------------------------------------------------
Voluntary Deposits(1)     4.57         4.36        4.36        3.99        3.83
Total Deposits(2)         4.44         4.36        5.26        5.09        4.86
Total Loans              11.78        11.63       11.04       10.84       11.75
--------------------------------------------------------------------------------
(*) Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system, according to the daily information on deposits and loans published by the Argentine Central Bank. End-of-period data.
(1)  Deposits held in current and savings accounts and voluntary time deposits.
(2) As of December 31, 2002, includes restructured deposits swapped for National Government Bonds in the "Canje I".
     As of March 31 and June 30, 2003, includes restructured deposits tendered in the "Canje II". Only principal.
     CEDROs do not include the CER adjustment and restructured deposits with legal actions do not include the exchange rate adjustment.

As of June 30, 2003, financial assistance from the Argentine Central Bank for liquidity support amounted to Ps.5,580 million.

The Bank's debt with the Deposit Insurance Fund and the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies, originated in the "Galicia Capitalization and Liquidity Plan", amounted to Ps.181 million and Ps.90 million, respectively, as of June 30, 2003. Both amounts were recorded under "Other Liabilities-Other". This caption also includes the advance from the Argentine Central Bank for the subscription of the Hedge Bond for Ps.2,555 million, including principal adjustment by CER and interest accrued.

As of June 30, 2003, the Bank had 930.4 thousand deposit accounts, 9.7% lower than in the prior quarter. This decrease was due to the closing of accounts that had been inactive during the previous months.

ASSET QUALITY

As of June 30, 2003, the Bank's non-accrual to total loans ratio was 11.65%, lower than 11.95% recorded as of the close of the previous quarter. Considering only the private-sector loan portfolio, this ratio amounted to 45.6%. This level of non-accrual loans continues to reflect both the events occurred in the Argentine economy since the end of the Convertibility regime and the impact of the various government measures aimed at restructuring private-sector debts.

The allowance for loan losses as a percentage of total loans increased to 11.69% as of June 30, 2003, from 10.82% as of June 30, 2002. The coverage of the non-accrual loan portfolio with allowances for loan losses reached 100.33% and the coverage with guarantees 59.3%. The combined coverage of non-accrual loans with allowances and guarantees was 159.63%.

Loans classified under category "2.b" of the Argentine Central Bank's loan classification, which comprises portfolios that not being non-performing are in the process of being restructured, amounted to Ps.176.5 million as of June 30, 2003 and the coverage with allowances for loan losses of the non-accrual loan portfolio plus the portfolio in category "2.b" was 87.63%.

                                                                   Banco Galicia

                                                           In millions of pesos, except percentages
-------------------------------------------------------------------------------------------------------
Table IX                                                         FY 2003                        FY 2002
                                                       -----------------     --------------------------
Loan Portfolio Quality                                  2nd Q      1st Q      4th Q     3rd Q     2nd Q
-------------------------------------------------------------------------------------------------------
Non-Accrual Loans (*)                                   1,221      1,256      1,294     1,317     1,307
  - With Preferred Guarantees                             553        565        566       572       553
  - With Others Guarantees                                171        169        171       131       118
  - Without Guarantees                                    497        522        557       614       636
Allowances for Loan Losses                              1,225      1,261      1,396     1,304     1,303
Non-Accrual Loans to Total Loans (%)                    11.65      11.95      11.95     11.85     10.85
Allowance for Loan Losses to Total Loans (%)            11.69      12.00      12.89     11.74     10.82
Allowance for Loan Losses to Non-Accrual Loans (%)     100.33     100.40     107.88     99.01     99.69
Non-Accrual Loans with Guarantees to
  Non -Accrual Loans (%)                                59.30      58.44      56.96     53.38     51.34
-------------------------------------------------------------------------------------------------------

(*) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Defective Fulfillment, Difficulty in Recovery and High Risk of Insolvency, Uncollectible and Uncollectible due to Technical Reasons.

During the quarter, Ps.37 million were charged off against the allowance for loan losses and a Ps.3 million direct charge to the income statement was recorded for loans deemed uncollectible.

                                                    In millions of pesos
-------------------------------------------------------------------------------
Table X                                          FY 2003               FY 2002
                                            ------------  ---------------------
Consolidated Analysis of Loan Loss
  Experience                                2nd Q  1st Q  4th Q  3rd Q   2nd Q
Allowance for Loan Losses at the Beginning
  of the Quarter                            1,261  1,396  1,304  1,303     799
Changes in the Allowance for Loan Losses
  Provisions Charged to Income                 47     39    108    200     825
  Provisions Reverted                        (45)   (80)      -      -       -
  Charge Offs                                (37)   (79)   (47)   (33)    (46)
  Monetary Effect                             (1)   (15)     31  (166)   (275)
Allowance for Loan Losses at Quarter End    1,225  1,261  1,396  1,304   1,303
Charge to the Income Statement
  Provisions Charged to Income                 47     39    108    200     825
  Direct Charge Offs                            3      4      2      4       5
  Bad Debts Recovered                         (9)    (6)    (6)    (6)     (6)
  Recoveries of Provisions(*)                (45)   (80)      -      -       -
Net Charge to the Income Statement            (4)   (43)    104    198     824
-------------------------------------------------------------------------------
(*)  Recorded under "Net Other Income".

When consolidating the regional credit-card companies, non-accrual loans as of June 30, 2003, amounted to Ps.1,260 million, representing 11.76% of total loans and showing an improvement of the asset quality of these companies from the previous quarter. The coverage of the non-accrual loan portfolio with allowances for loan losses was 98.81% and the combined coverage with allowances and guarantees was 156.27%.

                                                                   Banco Galicia

In the following table, asset quality information is also shown in terms of "total credit". This table does not include the loan portfolio of the regional credit-card companies. "Total credit" is defined as loans, certain accounts included in "Other Receivables Resulting from Financial Brokerage" representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted.

                                                        In millions of pesos, except percentages
---------------------------------------------------------------------------------------------------
Table XI                                                      FY 2003                       FY 2002
                                                      ---------------     -------------------------
Asset Quality - Total Credit(1)                       2nd Q     1st Q     4th Q     3rd Q     2nd Q
---------------------------------------------------------------------------------------------------
Non-Accrual Portfolio(*)                              1,379     1,413     1,464     1,372     1,381
  - With Preferred Guarantees                           601       606       609       572       573
  - With Other Guarantees                               198       197       203       134       119
  - Without Guarantees                                  580       610       652       666       689
Allowance for Credit Losses                           1,291     1,328     1,461     1,368     1,355
Non-Accrual Portfolio to Total Portfolio (%)          11.33     11.56     11.26     10.28      9.54
Allowance for Credit Losses to Total Portfolio (%)    10.61     10.86     11.24     10.25      9.37
Allowance for Credit Losses to Non-Accrual
  Portfolio                                           93.62     93.98     99.80     99.71     98.12
Non-Accrual Portfolio with Guarantees
  to Non-Accrual Portfolio (%)                        57.94     56.83     55.46     51.46     50.11
---------------------------------------------------------------------------------------------------

(1) As of June 30, 2003, Includes the Galtrust 1 Financial Trust (loans to provincial governments securitized), the Galtrust II, III, IV and V financial trusts (mortgage loans securitized), Secured Loans and mortgage loans securitized, for a total amount of Ps.800 million.
(*) Includes credits classified under the categories mentioned in the note to Table IX.

CAPITALIZATION AND LIQUIDITY

Due to the changes that occurred in the financial system's situation and activities, which significantly affected the variables for the determination of minimum capital requirements, through its Communiques "A"3599 and "A"3604, the Argentine Central Bank had suspended the presentation by financial institutions of the information related to minimum capital. Through its Communique "A"3959, on May 30, 2003, the Argentine Central Bank issued new minimum capital rules. In addition, Communique "A" 3962 established May 1, 2003, as the date of presentation of the minimum capital information regime to which financial institutions are subject under the new rules. (See "Main Regulatory Issues-Minimum Capital Requirements").

As of June 30, 2003, the liquid assets of the Bank's Head Office (cash and due from banks, Lebac, special escrow accounts in the Argentine Central Bank and overnight deposits in banks) represented:

a) 70.2% of the Bank's transactional deposits in Argentina (63.2% as of March 31, 2003);
b) 32.4% of its total deposits, excluding restructured deposits, in the country (30.8% as of March 31, 2003) and
c) 25.6% of its total deposits measured in the same manner (19.7% as of March 31, 2003).

REGIONAL CREDIT-CARD COMPANIES

Information on the regional credit-card companies is included on page 14 of this press release.

Income from equity investments in the four regional credit-card companies in which the Bank holds majority interests amounted to Ps.34 million in the quarter. This result was mainly a consequence of the positive effect of the appreciation of the peso.

As of June 30, 2003, total assets of the four regional credit-card companies amounted to Ps.637.2 million.

Total loans amounted to Ps.455.8 million, total allowances for loan losses (including other non-allocated allowances) to Ps.27 million, and the non-accrual loan portfolio to Ps.38.9 million. As a consequence, the ratio of non-accrual loans to total loans was 8.53%, as compared with 12.86% in the previous quarter. The coverage of non-accrual loans with allowances for loan losses increased from 63.14%, as of March 31, 2003, to 69.41% as of June 30, 2003.

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                    In millions of pesos
------------------------------------------------------------------------------------------------------------------------------------
                                                               06/30/03        03/31/03         12/31/02       09/30/02     06/30/02
------------------------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS                                           911.0           553.1            525.2          433.3        532.5
  -Cash                                                           292.6           236.6            232.7          175.8        144.6
  -Banks and Correspondents                                       618.4           316.5            292.5          257.5        387.9
GOVERNMENT AND CORPORATE SECURITIES                             1,511.6         1,621.5          1,794.4        4,226.5      2,227.5
LOANS                                                           9,252.3         9,245.2          9,432.6        9,805.5     10,747.8
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE            7,527.9         7,811.4          8,994.3        7,881.2     11,906.3
EQUITY IN OTHER COMPANIES                                         114.8           116.4            129.9          118.6        128.2
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND                  1,380.0         1,416.3            987.4        1,028.8      1,124.7
INTANGIBLE ASSETS
OTHER ASSETS                                                      386.7           358.2            284.6          307.2        368.1
TOTAL ASSETS                                                   21,084.3        21,122.1         22,148.4       23,801.1     27,035.1
DEPOSITS                                                        5,074.0         4,798.5          4,770.2        5,629.4      6,060.8
- Non-Financial Public Sector                                       4.9             3.0              7.9            3.6          5.3
- Financial Sector                                                  2.4             2.9              2.9            2.1          1.5
- Non-Financial Private Sector and Residents Abroad             5,066.7         4,792.6          4,759.4        5,623.7      6,054.0
  - Current Accounts                                              921.6           741.6            750.5          876.1        856.8
  - Savings Accounts                                              500.1           379.9            345.7          329.2        485.8
  - Time Deposits                                               2,590.9         2,120.6          2,213.5        1,785.6      1,863.8
  - Investment Accounts                                             1.0             0.0              0.0            0.0          0.0
  - Other                                                         765.5         1,135.6          1,044.7        1,912.2      2,306.3
  - Accrued Interest, Adjustments and Quotation                   287.6           414.9            405.0          720.6        541.3
Differences Payable
BANKS AND INTERNATIONAL ENTITIES                                2,807.3         2,971.1          3,388.9        3,736.1      4,492.0
NEGOTIABLE OBLIGATIONS                                          1,461.8         1,542.4          1,766.1        1,928.2      1,728.4
OTHER LIABILITIES                                              10,278.4        10,298.5         10,671.5       10,580.2     12,489.6
  - Financial Assistance from the Argentine Central             5,580.0         5,564.5          5,449.9        5,303.6      5,316.6
Bank
  - Other                                                       4,698.4         4,734.0          5,221.6        5,276.6      7,173.0
TOTAL LIABILITIES                                              19,621.5        19,610.5         20,596.7       21,873.9     24,770.8
SHAREHOLDERS' EQUITY                                            1,462.8         1,511.6          1,551.7        1,927.2      2,264.3
DOLLAR-DENOMINATED ASSETS & LIABILITIES
- Loans                                                           326.0           410.7            451.8          695.8        958.1
- Deposits                                                      1,434.7         1,393.5          1,568.9        1,688.3      1,915.1
- Assets                                                        8,024.4         8,462.1          9,681.2       10,651.8     12,746.0
- Liabilities                                                   6,374.0         6,572.0          7,456.1        8,174.1     10,002.3
MUTUAL FUNDS (**)                                                  85.1            66.3             62.8           64.8         85.8
PHYSICAL DATA (NUMBER)
  Personnel                                                       3,874           3,917            4,066          5,119        5,718
  Branches                                                          227             227              227            243          283
  Galicia Ahora Points of Sale                                        -               -                -              -          104
  Customer Deposit Accounts                                     930,404       1,030,576        1,038,119      1,053,606    1,216,172
INFLATION AND EXCHANGE RATE
  Retail Price Index (%)(***)                                    (0.42)            2.49            1.66            7.03        18.97
  Wholesale Price Index (IPIM)(%)(***)                           (2.61)            0.25           (1.47)          13.08        48.14
  CER Coefficient (%)(***)                                         0.44            2.05            2.46            9.77        19.22
  Exchange Rate ($ per US$)(****)                                2.8075          2.9625           3.3630         3.7267       3.8000
------------------------------------------------------------------------------------------------------------------------------------

(*)       Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S.A.
(**)      Market value of the FIMA mutual funds units under custody.
(***)     Variation within the quarter.
(****)    As of the last working day of the quarter.

                                                                   Banco Galicia

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                             In millions of pesos
-------------------------------------------------------------------------------------------------
Quarter ended:                                06/30/03   03/31/03  12/31/02   09/30/02   06/30/02
-------------------------------------------------------------------------------------------------
FINANCIAL INCOME                                305.1     605.2      56.7     1,376.5     2,563.9
- Interest on Cash and Due from Banks               -         -       0.2         0.3         0.1
- Interest on Loans to the Financial Sector      34.1      31.1      27.8        34.6        17.5
- Interest on Overdrafts                         16.1      15.9      23.9        33.7        50.7
- Interest on Notes                              35.9      31.6      75.0        16.6        14.4
- Interest on Mortgage Loans                     36.7      15.9      22.2        11.1        17.0
- Interest on Pledge Loans                        6.2       0.6     (4.0)         2.1        12.3
- Interest on Credit -Card Loans                 11.0      10.9      12.1        15.1        27.4
- Interest on Other Loans                         6.7       5.7      13.7        22.4        22.2
- On Other Receivables Resulting from
    Financial Brokerage                          16.6      34.0       6.4       200.2       223.3
- Net Income from Government and Corporate
    Securities                                   19.8      27.3      41.5        51.9        71.2
- Net Income from Secured Loans - Decree
    No.1387/01                                   60.5      34.1    (53.6)        74.1        96.1
- Adjustment by CER                              57.9     394.8     280.3       885.5     1,562.7
- Other                                           3.6       3.3   (388.8)        28.9       449.0
FINANCIAL EXPENSES                              355.1     894.9     458.7     1,298.9     1,051.7
- Interest on Current-Account Deposits            3.2       4.4       2.1         9.8         3.9
- Interest on Savings-Account Deposits            0.6       0.7       0.7         0.6         0.9
- Interest on Time Deposits                      73.4      62.2      78.4        77.1        46.5
- Interest on Loans from the Financial Sector     2.1       1.8       1.6         3.0           -
- For Other Liabilities Resulting from
  Financial Brokerage                           107.0     121.5     193.0       663.6       603.0
- Other Interest                                 70.3      79.9     117.1       100.3       135.5
- Net Income from Options                           -         -         -         0.3           -
- Adjustment by CER                              13.6     140.8      52.7       426.8       942.4
- Other                                          84.9     483.6      13.1        17.4     (680.5)
NET FINANCIAL INCOME                           (50.0)   (289.7)   (402.0)        77.6     1,512.2
PROVISIONS FOR LOAN LOSSES                       53.8      44.2     107.5       212.9       839.4
INCOME FROM SERVICES, NET                        50.1      45.4      48.0        55.2        21.6
MONETARY LOSS FROM FINANCIAL INTERMEDIATION         -    (13.3)     136.3     (451.6)     (541.8)
ADMINISTRATIVE EXPENSES                          99.6      97.9     206.7       179.6       146.7
- Personnel Expenses                             41.6      40.9     131.0       106.3        68.5
- Directors' and Syndics' Fees                    0.1       0.2       0.3         0.1         0.5
- Other Fees                                      2.3       1.1       4.9         3.5         3.4
- Advertising and Publicity                       1.6       1.8       4.0         1.5         1.6
- Taxes                                           3.4       3.6       4.3         3.8         6.3
- Other Operating Expenses                       44.5      45.1      56.1        58.0        60.0
- Other                                           6.1       5.2       6.1         6.4         6.4
MONETARY GAIN FROM OPERATING EXPENSES               -       0.1     (0.3)         1.8         8.5
MINORITY INTEREST                                   -         -   (118.4)         1.7        36.1
INCOME FROM EQUITY INVESTMENTS                   21.7    (12.6)      55.8         7.7       440.7
NET OTHER INCOME                                 82.7     363.0     225.4       139.2     (638.7)
MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS          -       9.1    (17.5)       185.9        31.7
INCOME TAX                                          -         -    (11.5)         2.7         2.4
NET INCOME BEFORE THE ABSORPTION                (48.9)   (40.1)   (375.4)     (377.7)     (118.2)
ABSORPTION SUBJECT TO THE APPROVAL OF THE
  ANNUAL SHAREHOLDERS MEETING                        -        -         -        40.6     1,777.1
  - With Retained Earnings                           -        -         -           -       353.7
  - With Unrealized Valuation Difference             -        -         -        40.6     1,423.4
NET INCOME AFTER THE ABSORPTION                 (48.9)   (40.1)   (375.4)     (337.1)     1,658.9
--------------------------------------------------------------------------------------------------

(*) Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S.A.

                                                                   Banco Galicia

                           TARJETAS REGIONALES S.A. -
    CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND JUNE 30, 2003(*)

                                                                     In millions of pesos
---------------------------------------------------------------------------------------------------------------------------
                                               Quarter ended March 31, 2003                 Quarter ended June 30,2003
                                       ------------------------------------------------------------------------------------
                                         Tarjeras T.R. SA              T.R. SA Tarjetas T.R. SA                     T.R. SA
                                           (***)      (**) Eliminations Consolidated  (***) (**) Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------
ASSETS
--------------------------------------
Cash and Due from Banks                         11.7                      11.7       15.5                              15.5
 Gross Loans                                   396.5                     396.5      455.8                             455.8
 (Allowance for Loan Losses)                   (25.0)                    (25.0)     (19.8)                            (19.8)
Net Loans                                      371.5                     371.5      436.0                             436.0
Other Receivables Resulting from
Financial Brokerage                             92.7             (4.4)    88.3       87.7                              87.7
Equity in Other Companies                        0.5     1.3     (1.8)     0.0        0.5     1.5           (1.9)       0.1
Bank Premises and Equipment,
 Miscellaneous and Intangible Assets            34.6    52.0              86.6       30.3    49.6                      79.9
Other Assets                                    58.3     0.3              58.6       67.2     0.4           (4.9)      62.7
Total Assets                                   569.3    53.6     (6.2)   616.7      637.2    51.5           (6.8)     681.9
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES
--------------------------------------
Banks and Local and International
Entities                                       200.2     3.7     (3.7)   200.2      193.3     3.7           (3.7)     193.3
Debt Securities                                100.1                     100.1       83.1                              83.1
Other Liabilities                              391.1   114.0   (113.9)   391.2      441.3    80.6          (81.1)     440.8
Total Liabilities                              691.4   117.7   (117.6)   691.5      717.7    84.3          (84.8)     717.2
Minority Interests                              (0.5)           (10.2)   (10.7)      (0.5)                  (2.0)      (2.5)
Total Liabilities + Minority Interests         690.9   117.7   (127.8)   680.8      717.2    84.3          (86.8)     714.7
Shareholders' Equity                          (121.6)  (64.1)            (64.1)     (80.0)  (32.8)                    (32.8)
Total Liabilities + Shareholders'
 Equity + Minority Interests                   569.3    53.6             616.7      637.2    51.5                     681.9
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
--------------------------------------
Financial Income                                62.9             (0.2)    62.7       27.3                   (0.2)      27.1
Financial Expenses                              34.4     0.2     (0.2)    34.4       13.8     0.2           (0.2)      13.8
Gross Brokerage Margin                          28.5    (0.2)     0.0     28.3       13.5    (0.2)           0.0       13.3
Provision for Loan Losses                       15.0                      15.0       10.4                              10.4
Income from Services, Net                       34.7                      34.7       38.4                              38.4
Administrative Expenses                         21.9     0.1              22.0       26.3     0.2                      26.5
Minority Interests                                               (5.3)    (5.3)                             (8.3)      (8.3)
Income from Equity Investments                   3.3    (0.5)    (2.8)     0.0        1.7    34.0          (35.7)       0.0
Net Other Income                               (11.8)   (2.1)     0.2    (13.7)      16.9    (2.3)          (0.2)      14.4
Monetary Gain (Loss) on Other
 Transactions                                    0.5                       0.5        0.0                               0.0
Income Tax                                      10.4                      10.4      (10.4)                            (10.4)
---------------------------------------------------------------------------------------------------------------------------
Net Income                                       7.9    (2.9)    (7.9)    (2.9)      44.2    31.3          (44.2)      31.3
---------------------------------------------------------------------------------------------------------------------------
ASSET QUALITY (LOANS)
--------------------------------------
On-Balance Sheet Loans                         396.5                                455.8
Non-Accrual Loans                               51.0                                 38.9
Allowance for Loan Losses                       32.2                                 27.0
Charge Offs                                    (23.3)                               (24.0)
Non-Accrual Loans to Total Loans (%)            12.86                                8.53

Allowance for Loan Losses to
  Non-Accrual Loans (%)                         63.14                               69.41
---------------------------------------------------------------------------------------------------------------------------

(*) Prepared in accordance with Argentine Central Bank regulations. Tarjetas Regionales S.A. consolidated with subsidiaries in accordance with Art. 33 - Law 19550

(**)      T.R. SA = Tarjetas Regionales S.A.
(***) Tarjetas = Tarjeta Naranja S.A. + Tarjeta Comfiar S.A. + Tarjetas del Mar S.A. Interests (%): Tarjeta Naranja S.A. 80%, Tarjeta Comfiar S.A.=60%, Tarjetas Cuyanas S.A.=60%, Tarjetas del Mar S.A. 100% Tarjeta Naranja S.A. shares 40% of Tar]eta Comfiar S.A.

                                                                   Banco Galicia

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                        In millions of pesos
------------------------------------------------------------------------------------------------------------------------------------
                                                                06/30/03        03/31/03        12/31/02      09/30/02     06/30/02
------------------------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS                                           926.7            566.9         541.4          452.0         568.5
 -Cash                                                            298.7            245.0         239.9          191.4         171.0
 -Banks and Correspondents                                        628.0            321.9         301.5          260.6         397.5
GOVERNMENT AND CORPORATE SECURITIES                             1,518.7          1,640.1       1,825.1        4,322.0       2,278.2
LOANS                                                           9,450.6          9,379.4       9,529.3        9,873.8      10,847.4
OTHER RECEIVABLES RESULTING FROM
 FINANCIAL BROKERAGE                                            7,566.1          7,917.3       9,090.2        7,897.1      11,949.4
EQUITY IN OTHER COMPANIES                                          98.4             95.9         106.6           90.1          93.9
BANK PREMISES AND EQUIPMENT,
 MISCELLANEOUS AND INTANGIBLE ASSETS                            1,411.3          1,452.1       1,025.8        1,069.3       1,183.8
OTHER ASSETS                                                      448.4            404.6         343.0          366.6         408.8
TOTAL ASSETS                                                   21,420.2         21,456.3      22,461.4       24,070.9      27,330.0
DEPOSITS                                                        5,062.8          4,787.6       4,759.2        5,612.2       6,037.4
- Non-Financial Public Sector                                       4.9              3.1           7.9            3.5           5.3
- Financial Sector                                                  2.4              2.9           2.9            2.1           1.5
- Non-Financial Private Sector and Residents Abroad             5,055.5          4,781.6       4,748.4        5,606.6       6,030.6
 - Current Accounts                                               918.6            739.2         740.3          862.1         836.6
 - Savings Accounts                                               500.1            379.9         345.7          329.2         485.0
 - Time Deposits                                                2,582.7          2,112.0       2,212.8        1,782.6       1,861.4
 - Investment Accounts                                              1.0              -             -              -             -
 - Other                                                          765.5          1,135.6       1,044.7        1,912.2       2,306.3
 - Accrued Interest, Adjustments and Quotation
    Differences Payable                                           287.6            414.9         404.9          720.5         541.3
BANKS AND INTERNATIONAL ENTITIES                                2,804.1          2,968.1       3,385.9        3,732.8       4,492.2
NEGOTIABLE OBLIGATIONS                                          1,545.0          1,642.5       1,895.2        2,069.9       1,927.4
OTHER LIABILITIES                                              10,547.7         10,556.9      10,885.1       10,761.5      12,645.7
 - Financial Assistance from the Argentine Central Bank         5,580.0          5,564.5       5,449.9        5,303.6       5,316.6
 - Other                                                        4,967.7          4,992.4       5,435.2        5,457.9       7,329.1
MINORITY INTERESTS                                                 (2.2)           (10.4)        (15.7)         (32.7)        (37.0)
TOTAL LIABILITIES                                              19,957.4         19,944.7      20,909.7       22,143.7      25,065.7
SHAREHOLDERS' EQUITY                                            1,462.8          1,511.6       1,551.7        1,927.2       2,264.3
------------------------------------------------------------------------------------------------------------------------------------

(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550).

                                                                   Banco Galicia

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                        In millions of pesos
------------------------------------------------------------------------------------------------------------------------------------
Quarter ended:                                                 06/30/03        03/31/03      12/31/02         09/30/02      06/30/02
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL INCOME                                                  285.8            662.9         340.1        1,172.4       2,582.8
- Interest on Cash and Due from Banks                               -                -             0.2            0.3           0.1
- Interest on Loans to the Financial Sector                        34.2             31.0          27.8           34.6          17.5
- Interest on Overdrafts                                           10.0             12.0          87.2          (39.7)         57.5
- Interest on Notes                                                36.1             30.6          75.7           14.1          13.1
- Interest on Mortgage Loans                                       36.7             15.9          22.2           11.1          17.0
- Interest on Pledge Loans                                          6.2              0.6          (4.0)           2.1          12.3
- Interest on Credit -Card Loans                                   31.3             29.9          29.5           38.5          26.6
- Interest on Other Loans                                           6.7              5.7          13.7           22.4          22.2
- On Other Receivables Resulting from Financial Brokerage          17.0             34.1           6.7          197.8         223.3
- Net Income from Government and Corporate Securities              23.0             33.5          51.8           68.2          82.8
- Net Income from Secured Loans - Decree No.1387/01                60.5             34.2         (53.4)          74.1          96.2
- Adjustment by CER                                                57.9            394.8         284.1          884.4       1,559.6
- Other                                                           (33.8)            40.6        (201.4)        (135.5)        454.6
FINANCIAL EXPENSES                                                322.2            925.8         625.7        1,088.6       1,007.1
- Interest on Current-Accounts Deposits                             3.2              4.4           2.1            9.8           3.9
- Interest on Savings-Accounts Deposits                             0.6              0.7           0.7            0.6           0.9
- Interest on Time Deposits                                        73.3             62.2          78.4           77.1          46.5
- Interest on Loans from the Financial Sector                       1.5              1.8          13.6           (8.6)          0.2
- Other Interest                                                  107.0            121.5         193.0          663.6         603.0
- For Other Liabilities Resulting from Financial Brokerage         79.4             87.1         267.6           67.8         124.6
- Net Income from Options                                           -                -             -              0.3           -
- Adjustment by CER                                                13.6            140.8          56.8          423.8         944.3
- Other                                                            43.6            507.3          13.5         (145.8)       (716.3)
GROSS BROKERAGE MARGIN                                            (36.4)          (262.9)       (285.6)          83.8       1,575.7
PROVISIONS FOR LOAN LOSSES                                         64.3             59.2         128.5          232.6         863.6
INCOME FROM SERVICES, NET                                          89.0             80.3          79.2           82.3          53.0
MONETARY LOSS FROM FINANCIAL
 INTERMEDIATION                                                     -              (13.4)        136.4         (470.4)       (539.9)
ADMINISTRATIVE EXPENSES                                           127.4            121.3         227.9          204.3         177.7
- Personnel Expenses                                               52.7             51.6         140.0          117.3          82.4
- Directors' and Syndics' Fees                                      0.3              0.4           0.4            0.1           0.5
- Other Fees                                                        2.4              1.5           6.1            3.5           4.2
- Advertising and Publicity                                         2.8              2.8           4.8            2.3           2.6
- Taxes                                                             6.2              5.9           6.3            7.5          10.1
- Other Operating Expenses                                         53.7             51.7          61.9           65.3          68.1
- Other                                                             9.3              7.4           8.4            8.3           9.8
MONETARY GAIN FROM OPERATING EXPENSES                               -                -            (0.3)           1.8           8.5
MINORITY INTERESTS                                                 (8.2)            (5.3)       (127.1)          (5.1)         68.6
INCOME FROM EQUITY INVESTMENTS                                     (7.4)            (9.1)         17.9           (1.3)        570.7
NET OTHER INCOME                                                   95.7            352.9         225.5          125.1        (665.9)
MONETARY GAIN (LOSS) ON OTHER
 TRANSACTIONS                                                      (0.3)             8.3         (77.1)         222.8        (121.0)
INCOME TAX                                                        (10.4)            10.4         (12.1)         (20.2)         26.6
NET INCOME BEFORE THE ABSORPTION                                  (48.9)           (40.1)       (375.4)        (377.7)       (118.2)
ABSORPTION SUBJECT TO THE APPROVAL OF
 THE ANNUAL SHAREHOLDERS MEETING                                    -                -             -             40.6       1,777.1
- With Retained Earnings                                            -                -             -              -           353.7
- With Unrealized Valuation Difference                              -                -             -             40.6       1,423.4
NET INCOME AFTER THE ABSORPTION                                   (48.9)           (40.1)       (375.4)        (337.1)      1,658.9
------------------------------------------------------------------------------------------------------------------------------------

(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550).

                                                                   Banco Galicia

THE BANK

General

In 2003, the Bank continues with its strategy directed at establishing an operation more focused than in the past on the generation of fees and on the provision of transactional products and services, regaining deposit market share and maintaining high liquidity levels, and with a strict policy of cost control.

In the first two quarters of 2003 the full impact of the cost reduction initiatives implemented in the second half of FY 2002 was evident.

At the same time, the Bank's operations during the quarter showed a favorable course in the context of an improvement of the general economic environment. The Bank's total deposits increased at an annualized rate of 25%, higher than the growth of the financial system as a whole. Outstanding loans increased, especially those to small and medium-sized companies (PYMEs), and asset quality showed a favorable variation. In addition, income from services increased from the previous quarter's level in most of its components. Likewise the coverage of cash operating expenses with income from services, that the Bank uses as one of its most significant performance indicators, increased to 87.2%.

Galicia Liquidity and Capitalization Plan

Restructuring of the Head Office's and of the Cayman Branch's Debt

The negotiations for the restructuring of the Bank's Head Office's and the Cayman Branch's foreign debt are currently in progress. On June 5, 2003 the Bank presented to its creditors a new proposal for the restructuring of its foreign debt, that included different financial instruments to be offered in exchange for its debt. These instruments consist of different dollar-denominated bonds and quasi-equity instruments that provide the Bank with basic or supplemental capital. The proposal is under discussion and could suffer significant changes.

Capitalization

The increase in the Bank's capitalization is an integral part of the global restructuring of the Bank's debt with foreign creditors.

Banco de Galicia (Cayman) Ltd.

By late May 2003, Banco de Galicia (Cayman) Ltd. ("Galicia Cayman"), together with the Provisional Liquidator designated in due time, completed the debt restructuring proposal of this company and, with the authorization of the Cayman Islands Court ("The Court"), presented it to all of its creditors for their consideration.

Galicia Cayman's creditors' meeting was held on July 10, 2003, with the purpose of approving as a whole or in part the restructuring plan proposed by Galicia Cayman. The restructuring plan was approved without modifications by creditors representing, in number and debt held, 99.7% of the votes issued. The degree of acceptance exceeded the legal majority required equal to, in terms of number of creditors, 50% plus one of the votes issued and, in terms of debt held, 75% of the debt corresponding to the votes issued. With the approval of the restructuring plan by the Court and its filing with the Cayman Islands Corporate Record, both on July 16, 2003, the plan became effective and mandatory on that same date for all creditors.

The restructuring plan consisted of a cash down payment equal to 5% of the debt held by each creditor and for the remaining debt amount, a debt certificate maturing 2012, principal amortization in nine annual

                                                                   Banco Galicia

consecutive installments (the first two of 15% of the remaining debt principal and the following ones of 10%) and a 2% fixed annual interest rate. The initial cash payment began to be made on August 8, 2003.

Banco Galicia Uruguay S.A.

On June 17, 2003, Banco Galicia Uruguay S.A. ("Galicia Uruguay") opened a period in which it would receive expressions of interest from customers for different options to exchange deposits restructured in 2002 as time deposits or negotiable obligations. These options allowed holders of these instruments to shorten the term of the restructuring of their deposits and to diversify their investment. The aforementioned period ended on July 24, 2003, participation was voluntary and the options offered could be accepted partially, totally or in a combined manner. These options included different proportions of Boden 2012 and/or new negotiable obligations to be issued by Galicia Uruguay.

Galicia Uruguay received expressions of interest in the amount of US$ 185 million. Given that in none of the options the maximum amounts were exceeded, no pro rata will be applied. Currently Galicia Uruguay is working on the procedures and approval that are required by the pertinent Uruguayan authorities in order to approve the exchange as soon as possible.

In accordance with the Bank's estimates, as of June 30, 2003, Galicia Uruguay had a negative shareholders' equity of Ps.665.1 million. This amount is provisioned in the Bank's balance sheet in the liability account "Provisions -Other Contingencies."

In a note to the Argentine Central Bank, the Bank requested the authorization of the regulatory authority to transfer to Galicia Uruguay Boden 2012 for an amount equivalent to the net effect of the compensation determined for Galicia Uruguay. This amount was estimated at approximately US$ 438 million.

MAIN REGULATORY ISSUES

Deposits
Through Decree No.739/03, regulated by Argentine Central Bank's Communique "A"3919, the Executive Power enabled holders of restructured deposits
("corralon") to request from financial institutions the total or partial reimbursement of their deposits, in conditions that varied depending on the amount of the deposit and its original currency of denomination. The period to exercise the options contemplated began on April 8 and ended on May 23, 2003. In the Bank's case, during such period, deposits for $325 million (principal only) were presented for their freeing, while restructured deposits decreased by $364 million (amount that included, in addition to freed deposits, the maturity of CEDROs and deposit payments pursuant to judicial orders) equivalent to 45.3% of restructured deposits as of March 31, 2003. This percentage is similar to that of the financial system as a whole .

The Bank retained approximately 75% of the total of deposits originally constituted in dollars for up to US$30,000 (or $42,000) and in pesos, that were freed during the above mentioned period.

Time deposits constituted, in accordance to the provisions of Decree No.739/03, to free deposits dollardenominated in origin of amounts between $42,000 and $100,000, began to mature at the beginning of July 2003. The Bank retained approximately 76% of the time deposits maturing during July 2003.

The closing of the "Canje II" established by Decree No.1836/02 was postponed from March 12 to May 23, 2003. As of June 30, 2003, this swap had not been completed. Therefore, the Bank's financial statements as of that date included $79 million (principal only) of restructured deposits tendered to the "Canje II". As of the same date, restructured deposits (principal only) amounted to $411.3 million.

                                                                   Banco Galicia

Pending compensation

A law project is currently at the consideration of Congress that contemplates to compensate financia l institutions through government securities in pesos maturing 2013 for the effects of economic policy measures or facts generated by these measures that would require compensation. These are: i) the adjustment of pesified assets by using different coeffic ients, the CER or the CVS ("asymmetric indexation") and ii) the reimbursement of deposits pursuant to judicial injunctions ("amparos") at market exchange rates greater than that established by the government for the conversion into pesos of included financ ial institutions' assets and liabilities, plus the CER adjustment.

CER/CVS
The Bank has retained its rights to make claims at suitable time for the negative effect on its financial condition caused by the unequal application of adjustment indexes. As of June 30, 2003, the difference resulting from applying the CER to the amount of loans subject to adjustment by the CVS was recorded under "Other Receivables from Financial Intermediation."

Legal actions related to the payment of deposits
As of June 30, 2003, court orders received by the Bank mandating the reimbursement of deposits in their original currency of denomination or at the free exchange rate amounted to Ps.16.1 million and US$ 492.6 million. As of that date, in compliance with such court orders, the Bank had paid the amounts of Ps.695.2 million and US$ 93.3 million. As of March 31, 2003, the difference between the amount paid and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per US dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement) amounted to Ps.497 million. In compliance with Communique "A"3916 of the Argentine Central Bank, as of June 30, 2003, this amount, which until the close of the previous fiscal year was recorded under the "Other Receivables Resulting from Financial Brokerage," was recorded under "Intangible Assets" net of amortization.

The Bank has retained its rights to make claims at suitable time for the negative effect on its financial condition caused by the reimbursement of deposits in dollars or in pesos for the equivalent amount at the market exchange rate, mandated by court orders or final judgements, not included in the determination of the compensation to financial institutions. The method contemplated by the Argentine Central Bank in the above mentioned Communique does not affect the legitimacy of such rights.

Loans to the public sector

The necessary steps concerning the swap of provincial debt were finalized in March 2003. To date the swap has not been fully completed, as certain provincial legislative bodies are still in the process of approving the agreements signed.

As of June 30, 2003, Secured Loans corresponding in origin to an exposure to the national government amounted to Ps.4,134.8 million. This portfolio is normal and accrues the CER adjustment plus, in the Bank's case, an average annual interest rate of approximately 4%. Secured Loans corresponding in origin to an exposure to the Provinces amounted at the same date to Ps.3,483.5 million. This portfolio accrues the CER adjustment and a 2% annual interest rate, and as of that date, the whole of this portfolio was in the process of being swapped. Subsequently to the close of the quarter, completion of the swap process began in the case of Secured Loans corresponding to certain provinces.

In accordance with Argentine Central Bank's Communique "A"3911, as of June 30, 2003, a Ps.204.1 million negative difference between the present value of the Secured Loans, calculated as established in the aforementioned Communique by using a 3% annual discount rate, and their technical value (the amount adjusted to reflect contractual conditions), was reflected in the Bank's books.

Government Securities

Government securit ies in investment accounts are recorded at their cost value increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. In accordance with Argentine Central Bank rules, the carrying value of investmentaccount securities must be reduced at each month end for the positive difference between their book value and their market value increased by 20%.

As of June 30, 2003, investment accounts included Ps.570 million in Boden 2012, received as compensation for the effects of the "asymmetric pacification" under the provisions of Decree No.905/02 and 2167/02, carried at their technical value. For these securities, the reduction mentioned in the preceding paragraph for the difference between book value and market value increased by 20% is not applicable. The remaining Ps.5,909 million recorder under the "Other Receivables for Financial Intermediation" account were valued in the same manner. The Boden 2012 is not in default.

Likewise, as of that date, investment accounts also included Ps.827 million in dollar-denominated Argentine Republic External Notes ("Letras Externas de la Republica Argentina") currently in default.

As of June 30, 2003, the difference between market and book value for the securities in investment accounts had not been established, given that their trading volume was considered irrelevant relatively to the amount issued, and therefore was not deemed representative in order to determine their value.

The Boden 2012 quotation as of June 30, 2003, was approximately 60% of face value.

Financial  assistance  from the Argentine  Central Bank granted  before April 1,
2003

Through Decree No.739/03, in April 2003, the Executive Power established a voluntary procedure for the repayment of the financial assistance granted by the Argentine Central Bank to financial institutions during the crisis that affected the financial system as from 2001. The basic purpose is to harmonize the cash flows of those financial institutions that are simultaneously debtors (for having received financial assistance from the Argentine Central Bank) and creditors (for their holdings of debt instruments) of the public sector.

Art.9 of this Decree established that balances due must be amortized in pesos, in the same number of installments as those of the assets granted as guarantees of the financial assistance received, without exceeding 70 monthly installments. Communique "A"3941 of the Argentine Central Bank established a minimum cumulative amortization schedule and a monthly repayment of not less than 0.90% of the adjusted balance. Mandatory accelerated repayment is contemplated when the interest rate earned by the assets granted as guarantees exceeds 3.5% per annum as well as voluntary prepayment. Financial assistance subject to this repayment system shall be guaranteed by National Government Secured Loans and, in the absence of the latter, Secured Notes or Loans issued under the provisions of Decree No.1579/02, or bonds issued under the provisions of Decrees No.905/02, No.1836/02 and Decree No.739/03. In accordance with Communique "A"3940 of the Argentine Central Bank, financial institutions that wish to make use of this special repayment system, shall have obtained the approval of the Argentine Central Bank to the proposal for the restructuring of their external debt, before December 5, 2003.

Decree No.1262703 provided that the Argentine Central Bank shall modify the above mentioned repayment conditions, when the URSF establishes so, subject to the following conditions: (i) the average life of the assets granted as guarantees of the financial assistance received exceeds 70 months and (ii) the financial institution falls under the provisions of art.34 and 35bis of Law 21,526 (Financial Ins titutions Law) and has adopted a reorganization plan approved by the URSF. In this case, repayment will be occur in the same number of installments as that of the assets granted as guarantees of the financial assistance received with a maximum number of 120 monthly installments and a monthly amortization of not less than 0.4%.

Through two notes dated May 12 and June 30, 2003, the Bank informed the Argentine Central Bank of its intention of adhering to the repayment procedure established by Decree No.739/03 and of requesting to the URSF the change in conditions contemplated by Decree No.1262/03. In addition, the Bank complied with items 2 and 3 of Argentine Central Bank's Communique "A" 3940, informing the regulatory authority, in a note, about the status of the negotiations with foreign creditors and the proposal to restructure the Bank's debt with such creditors.

Loans to the Private Sector

On May 8, 2003, Congress approved a Law 25,737 that suspended foreclosure proceedings on real estate property constituting the home of debtors for a 90 working-day term beginning on the date of the promulgation of the law, which occurred on June 3, 2003.

With the purpose of fostering long- and medium-term credit in pesos, through its Communique "A" 3987, the Argentine Central Bank authorized loans adjustable by the CER.

Minimum Capital Requirements

As mentioned in our previous press release, trough its Communique "A" 3959, dated May 30, 2003, the Argentine Central Bank established a new rule on minimum capital requirements for financial institutions, with the presentation of the associated information regime required beginning May 1, 2003. The Bank complied with the presentation of the minimum capital information regime to the Argentine Central Bank on July 7, 2003. On July 25, 2003, through its Communique "A" 3986, the Argentine Central Bank introduced certain modifications and clarifications to the new rule on minimum capital requirements, established by Communique "A" 3959.

In accordance with Communique "A" 3986, the new minimum capital requirements will become effective in January 2004, with the obligation to comply with the associated information regime having been maintained.

Communique "A" 3986 established that, beginning in January 2004, two coefficients known as "Alfa 1" and "Alfa 2" will be applied, in order to temporarily reduce the minimum capital requirement to cover credit risk and the minimum capital requirement to cover interest-rate risk, respectively.

"Alfa 1" will be applied exclusively to government securities held in investment accounts; loans granted to the non-financial public sector until May 31, 2003; government securities received by financial institutions as compensation for the effects of the "asymmetric pesification" (articles 28 and 29 of Decree
No.905/02);  and debt  instruments  issued by the Fiduciary  Fund for Provincial
Development (Decree No.1579/02). For the year 2004, the first period for applying this coefficient, "Alfa 1" was established in 0.05 and its value will increase progressively to reach 1 on January 2009.

The initial value of "Alfa2" will be 0.20 for the year 2004. The value of this coefficient will increase progressively to reach 1 in January 2007.

"Minimum cash requirements" and "minimum fund placement requirements"

Through its Communique "A" 3967 dated June 20, 2003, the Argentine Central Bank reduced, effective July 1, 2003, the percentages applicable to determine the minimum cash requirements on, and the minimum fund placement application resulting from, demand-deposits accounts and time deposits denominated in pesos. The percentage requirements reduced were those applicable to demand deposits and time deposits of up to 89 days.

The most significant reductions were on the total requirement (minimum cash requirements plus minimum fund placement requirement) applicable to demand deposits (a 10 percentage points reduction) and on demand placements by mutual funds (a 20 percentage points reduction). The remaining requirements on time deposits/CEDROs of up to 89 days decreased between 4 and 8 percentage points, depending on their term.

FX market

Communique "A" 3969 dated June 26, 2003, increased the minimum limit on authorized holdings of foreign exchange by financial institutions ("Posicion General de Cambios") from US$ 1 million to US$ 1.5 million, and maintained the maximum limit established as 10% of a financial institution's regulatory capital ("Responsabilidad Patrimonial Computable, RPC") as of the end of November 2001. For financial institutions operating in the FX market through more than 15 branches, the minimum limit was increased by US$ 2 million. The maximum limit will be reduced by 50% in the case of financial institutions with financial assistance from the Argentine Central Bank not restructured in accordance with the provisions of Decree No.739/03 of more than 50% of the last regulatory capital recorded by such institutions.

Decree No.285/03 of June 30, 2003, regulated by Argentine Central Bank's Communique "A" 3972, established that beginning July 1, 2003, foreign exchange entering the domestic marketplace will have to remain in the country for a 180-day minimum term, counted beginning the date in which foreign exchange is liquidated. This obligation does not apply to foreign trade transactions or to foreign direct investment.